Manhattan Brewing Company

Profit and Loss
January - December 2020

	TOTAL
Income	
Beer Sales	251,772.17
Discounts/Refunds Given	-21,401.94
Event Sales	3,490.00
Liquor/Wine Sales	23,777.00
Merchandise Sales	31,464.96
Sales	0.00
Snacks Sales	5,707.00
Soda Sales	242.00
Square Income	0.00
Standard Beverage Sales	3,000.00
Tips Income	47,926.23
Total Income	**$345,977.42**
Cost of Goods Sold	
Cost of Goods Sold	151,847.54
Total Cost of Goods Sold	**$151,847.54**
GROSS PROFIT	**$194,129.88**
Expenses	
Advertising & Marketing	3,054.74
Amortization Expense	900.81
Bank Charges & Fees	158.91
Contractors	200.00
Depreciation Expense	80,163.77
Insurance	7,559.22
Interest Paid	36,650.49
Legal & Professional Services	14,679.19
Meals & Entertainment	3,316.96
Office Supplies & Software	11,912.18
Payroll Expenses	
Taxes	19,071.36
Wages	230,329.66
Total Payroll Expenses	**249,401.02**
Rent & Lease	39,007.88
Repairs & Maintenance	13,784.77
Research & Development	3,754.63
Square Fees	10,666.23
Supplies	32,188.60
Taxes & Licenses	5,383.59
Telephone	2,072.77
Travel	503.74

	TOTAL
Utilities	14,730.71
Total Expenses	**$530,090.21**
NET OPERATING INCOME	**$ -335,960.33**
Other Income	
Grant Income	15,000.00
Historical Tax Credit	117,814.97
SBA Subsidy	60,408.24
Total Other Income	**$193,223.21**
NET OTHER INCOME	**$193,223.21**
NET INCOME	**$ -142,737.12**

Manhattan Brewing Company

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
Business Checking	98,024.22
Cash on Hand	500.00
Total Bank Accounts	**$98,524.22**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds-1	-272.99
Total Other Current Assets	**$ -272.99**
Total Current Assets	**$98,251.23**
Fixed Assets	
Accumulated Depreciation	-80,448.23
Computer	984.49
Furniture & Fixtures	28,468.98
Leasehold Improvements	790,153.92
Machinery & Equipment	345,560.05
Total Fixed Assets	**$1,084,719.21**
Other Assets	
Accumulated Amortization	-900.81
Architectural Leasehold Improvement Fees	0.00
Construction Costs	0.00
SBA Loan Fees	27,024.38
Security Deposits	14,092.00
Total Other Assets	**$40,215.57**
TOTAL ASSETS	**$1,223,186.01**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,015.19
Total Accounts Payable	**$3,015.19**
Other Current Liabilities	
Investor Loan Payable	5,000.00
Liquor Drink Tax Payable	3,095.48
Liquor Enforcement Tax Payable	1,041.08
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
KS Income Tax	0.00
KS Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	1,093.42
Square Gift Card	5,072.26
Square Tips	26.75
Total Other Current Liabilities	**$15,328.99**
Total Current Liabilities	**$18,344.18**
Long-Term Liabilities	
Loan from Shareholder - Garrett	20,051.35
Loan Payable - Bank of the Flint Hills	993,823.57
Total Long-Term Liabilities	**$1,013,874.92**
Total Liabilities	**$1,032,219.10**
Equity	
Investor's Investments	
Investor - Corey McGlynn	600.00
Investor - Curtis Krebsbach	100,000.00
Investor - Dan and Faye Aves	1,200.00
Investor - Dan and Mary Dutcher	9,000.00
Investor - Debra and Brad Assman	4,500.00
Investor - Debra and Greg Jorgensen	4,500.00
Investor - Dwayne Vaughn	4,500.00
Investor - Gary Stanton	4,500.00
Investor - Ian Hrasky	450.00
Investor - Jacob Penrod	150.00
Investor - Jaunita and Ken Gregoire	20,100.00
Investor - Joey Crowley	6,000.00
Investor - John and Bobbie Voegeli	4,500.00
Investor - John and Susie Dutcher	9,000.00
Investor - Jonathan Voegeli	9,900.00
Investor - Josh Lynch	150.00
Investor - Josh Paulman	2,550.00
Investor - Matt Campbell	3,000.00
Investor - Mike Scanga	4,500.00

	TOTAL
Investor - Mitch Watson	4,500.00
Investor - Phil Slape	25,000.00
Investor - Phil Voegeli	4,500.00
Investor - Roric and Deb Paulman	157,005.00
Investor - Sam Voegeli	4,500.00
Investor - Tom Kelly	4,500.00
Investor - Travis and Emily DeLorean	300.00
Investor - Trent McGee	150.00
Investor - Trevor White	1,950.00
Investor - Tyler McConnell	150.00
Investor - Zach Paulman	10,000.00
Investors - Jake Wassenberg	4,500.00
Total Investor's Investments	**406,155.00**
Partner Investments	
Partner Contributions - Garrett	600.00
Partner Contributions - Jake	600.00
Total Partner Investments	**1,200.00**
Retained Earnings	-73,650.97
Net Income	-142,737.12
Total Equity	**$190,966.91**
TOTAL LIABILITIES AND EQUITY	**$1,223,186.01**

Manhattan Brewing Company

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-142,737.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accumulated Depreciation	80,163.77
Accumulated Amortization	900.81
Accounts Payable	3,015.19
Investor Loan Payable	5,000.00
Liquor Drink Tax Payable	3,095.48
Liquor Enforcement Tax Payable	1,041.08
Sales Tax Payable	1,093.42
Square Gift Card	5,072.26
Square Tips	26.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**99,408.76**
Net cash provided by operating activities	**$ -43,328.36**
INVESTING ACTIVITIES	
Furniture & Fixtures	-28,031.19
Leasehold Improvements	-790,153.92
Machinery & Equipment	-345,560.05
Architectural Leasehold Improvement Fees	56,057.48
Construction Costs	127,864.72
Net cash provided by investing activities	**$ -979,822.96**
FINANCING ACTIVITIES	
Loan Payable - Bank of the Flint Hills	993,823.57
Investor's Investments:Investor - Roric and Deb Paulman	17,005.00
Net cash provided by financing activities	**$1,010,828.57**
NET CASH INCREASE FOR PERIOD	**$ -12,322.75**
Cash at beginning of period	110,573.98
CASH AT END OF PERIOD	**$98,251.23**